Exhibit 99.1

China Biologic Announces Dismissal of Lawsuit Filed in Cayman Islands by Former Chairman

BEIJING, China – December 14, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that the Grand Court of the Cayman Islands (the “Court”) dismissed the lawsuit previously filed against the Company by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company.

As previously disclosed by the Company, the lawsuit was filed by Mr. Gao in an attempt to challenge the Company’s private placement that was announced on August 24, 2018 and completed on September 21, 2018. On December 13, 2018 (Cayman Islands time), the Court issued an order dismissing the claim (the "Order") on the ground that the plaintiff lacked standing to bring such a personal claim against the Company, and ordering Mr. Gao to pay the Company’s costs of the proceedings. The plaintiff must seek leave of the Court within 14 days of the Order if he wishes to appeal the judgment.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, the risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

Mr. Philip Lisio

The Foote Group

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com